                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                         Commission File Number
                                 FORM 12b-25                      0-16665

                          NOTIFICATION OF LATE FILING

(Check One)

X  Form 10-K  and Form 10-KSB __ Form 11-K
__ Form 20-F  __ Form 10-Q and Form 10-QSB __ Form N-SAR

                 For Period Ended: December 31, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


The Internet Advisory Corporation
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Full Name of Registrant


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Former Name if Applicable

150 East 58th Street, 25th Fl.
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Address of Principal Executive Office (STREET AND NUMBER)

New York, New York 10022
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X       (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended December 31, 2001. As a result, additional time is needed to file the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Adam S. Gottbetter, Esq.          (212)                983-6900
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes    No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Schedule A.

                                  Schedule A

        For the year ended December 31, 2000, Registrant had net sales of approximately $570,000 and a net loss from operations of approximately $2,040,000. For the year ended December 31, 2001, Registrant had net sales of approximately $300,000 and a net loss from operations of approximately $260,000. The decline in revenues and net operating loss in 2001, when compared to 2000, is principally due to the downsizing of Registrant's ISP business and Registrant's active cost cutting measures.


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                      The Internet Advisory Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2002                 By: /s/ Richard Goldring
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                                        Richard Goldring, President